Bingham McCutchen LLP

2020 K Street, N.W.

Washington, DC 20006

May 1, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Partners Income Trust
Registration Statement on Form N-14
(File No. 333-158151)

Ladies and Gentlemen:

On behalf of our client, Legg Mason Partners Income Trust (the “Registrant”), a Maryland business trust, and its series Legg Mason Partners Corporate Bond Fund (“Corporate Bond Fund”) and Legg Mason Partners Short-Term Bond Fund (“Short-Term Bond Fund”), we are hereby filing Pre-Effective Amendment Number 3 to the combined proxy and registration statement on Form N-14 filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2009 (the “Registration Statement”).

The Registration Statement relates to two proposed Agreements and Plans of Reorganization whereby all of the assets of Legg Mason Investment Grade Income Portfolio, a series of Legg Mason Income Trust, Inc., will be transferred in a tax-free reorganization to Corporate Bond Fund in exchange for shares of Corporate Bond Fund; and all of the assets of Legg Mason Limited Duration Bond Portfolio, a series of Legg Mason Income Trust, Inc., will be transferred in a tax-free reorganization to Short-Term Bond Fund in exchange for shares of Short-Term Bond Fund. Pre-Effective Amendment Number 3 is being filed solely for the purpose of including two auditor’s consents as exhibits to the Registration Statement.

Please call Miles Treakle at (202) 373-6549 or the undersigned at (202) 373-6185 with any questions relating to the filing.

Sincerely,
/s/ Nancy Persechino
Nancy Persechino